SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1

                        APPLICATION OR DECLARATION UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

  ALABAMA POWER COMPANY                              GEORGIA POWER COMPANY
ALABAMA PROPERTY COMPANY                          PIEDMONT-FORREST CORPORATION
  600 North 18th Street                         241 Ralph McGill Boulevard, N.E.
Birmingham, Alabama 35291                            Atlanta, Georgia 30308

   GULF POWER COMPANY                              MISSISSIPPI POWER COMPANY
    One Energy Place                                    2992 West Beach
Pensacola, Florida 32520                          Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

         William E. Zales, Jr.                         Janice G. Wolfe
Vice President and Corporate Secretary               Corporate Secretary
         Alabama Power Company                      Georgia Power Company
         600 North 18th Street                 241 Ralph McGill Boulevard, N.E.
       Birmingham, Alabama 35291                    Atlanta, Georgia 30308

         William E. Zales, Jr.                         Janice G. Wolfe
               Secretary                         Vice President and Secretary
       Alabama Property Company                  Piedmont-Forrest Corporation
         600 North 18th Street                  241 Ralph McGill Boulevard, NE
       Birmingham, Alabama 35291                    Atlanta, Georgia 30308

            Warren E. Tate                             Vicki L. Pierce
Vice President, Secretary and Treasurer              Corporate Secretary
          Gulf Power Company                      Mississippi Power Company
           One Energy Place                            2992 West Beach
       Pensacola, Florida 32520                  Gulfport, Mississippi 39501

                    (Names and address of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

     Gale E. Klappa                               John D. McLanahan, Esq.
Executive Vice President                            Troutman Sanders LLP
  The Southern Company                            600 Peachtree Street, NE
270 Peachtree Street, NW                                 Suite 5200
 Atlanta, Georgia 30303                         Atlanta, Georgia 30308-2216

                           Walter M. Beale, Jr., Esq.
                               Balch & Bingham LLP
                       1901 Sixth Avenue North, Suite 2600
                            Birmingham, Alabama 35203


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Item 1.  Description of Proposed Transactions.

          Alabama Power Company ("Alabama Power"), Georgia Power Company ("Georgia Power"), Gulf Power Company ("Gulf Power") and Mississippi Power Company ("Mississippi Power") (collectively the "Operating Companies") are wholly-owned electric utility subsidiaries of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Alabama Property Company ("Alabama Property"), an Alabama corporation, and Piedmont-Forrest Corporation ("PFC"), a Georgia corporation, are wholly-owned nonutility subsidiaries of Alabama Power and Georgia Power, respectively. Alabama Power, Georgia Power, Gulf Power, Mississippi Power, Alabama Property and PFC are sometimes collectively referred to herein as the "Applicants."

         Applicants currently hold real property originally acquired to be used in connection with utility operations. A portion of this real estate, including property adjacent to hydroelectric reservoirs, excess office and warehouse space, miscellaneous facilities held for future use or sale, and other improved and unimproved land (the "Surplus Property"), has proven to be unneeded or unsuitable for use in the normal course of utility operations.

         Particularly in the case of unimproved tracts of land, the bulk sale of Surplus Property is not an efficient means of minimizing this expense. Applicants believe that commercial, residential, recreational or other development is currently the highest and best use of much of the Surplus Property. Consequently, the value of parcels of Surplus Property, if sold in an unimproved state, is significantly lower than the value that could be realized if such parcels were more efficiently managed according to their highest and best use. Applicants believe that the capture of this excess value from the Surplus Property holdings, whether in the form of increased rents or a higher return on sale, will directly or indirectly benefit utility operations and will ultimately benefit investors and result in cost savings to consumers.

         Alabama Property and PFC are special-purpose subsidiaries, each authorized to acquire, hold and dispose of real property on behalf of Alabama Power and Georgia Power, respectively. Since the establishment of Southern as a registered holding company in 1947, the Securities and Exchange Commission (the "Commission") has permitted Alabama Property to engage in a program of acquiring and holding real property for future use by Alabama Power.1 The Commission, upon application, has periodically granted Alabama Property specific authority to enter into real estate transactions with associate companies in connection with Alabama Power's utility operations and has authorized related capital contributions and open account advances to Alabama Property.2 Similarly, in 1978, the Commission granted PFC general authority to acquire, hold, maintain and dispose of property in connection with and incidental to the utility operations of Georgia Power.3 The Commission has since specifically authorized PFC to engage in real estate projects with associate and nonassociate companies to be financed with capital contributions and advances from Georgia Power.4

         Alabama Power and Georgia Power propose that the existing authority of Alabama Property and PFC to engage in real estate transactions be extended to permit greater flexibility in identifying and pursuing the most efficient and cost-effective use of the Surplus Property of Alabama Power and Georgia Power. To this end, Alabama Property and PFC may from time to time find it necessary to invest in additional real estate holdings, to sell or otherwise dispose of existing real estate holdings outside the Southern system, or to participate in real estate ventures with nonassociate third parties. Alabama Power and Georgia Power request authority for Alabama Property and PFC to proceed with such transactions as they may become necessary or advantageous without further Commission approval.

         Gulf Power and Mississippi Power do not currently hold special-purpose real estate subsidiaries similar to Alabama Property and PFC. Gulf Power and Mississippi Power each request authority to form a special-purpose subsidiary in

_____________________________________


1 In the Matter of Commonwealth and Southern Corporation, 26 S.E.C. 464 (1947).

2 See, e.g., Alabama Power Company, HCAR No. 18228 (December 19, 1973); Alabama Power Company, HCAR No. 14755 (November 30, 1962); Alabama Power Company, HCAR No. 13210 (June 28, 1956).

3 Georgia Power Company, HCAR No. 20503 (April 14, 1978).

4 See, e.g., Georgia Power Company, HCAR No. 24748 (November 17, 1988); Piedmont-Forrest Corporation, HCAR No. 21045 (May 9, 1979); Piedmont-Forrest Corporation, HCAR No. 21138 (July 29, 1979).


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which its real estate activities will be centralized, and request that these to-be-formed subsidiaries be granted the same authority to engage in real estate activities as Alabama Property and PFC.

         Specifically, from time to time beginning with the effective date of the Commission's order granting and permitting this application to become effective, Applicants request authorization for each of Alabama Property, PFC and the to-be-formed real estate subsidiaries of Gulf Power and Mississippi Power (collectively, the "Property Companies") to engage in the following:

         (i) The acquisition or lease of any interest in real estate for use by associate utility and nonutility companies.

         (ii) The development and management of Surplus Property for future sale, lease or use.

         (iii) The sale, lease or other disposition of Surplus Property, in whole or in part, to affiliates, other associate companies or nonassociate companies at market rates.

         (iv) The participation in joint ventures with nonassociate third-party real estate development entities. The Property Companies may contribute parcels of Surplus Property to such entities in return for a passive equity interest in the venture. Such equity interest shall not in any event include more than 5% of the outstanding voting securities of any single nonassociate entity.

         (v) The negotiation of terms and conditions for real estate transactions as agent for any affiliate company in its dealings with associate or nonassociate companies.

          The real estate activities proposed by Applicants are not without precedent. By Orders dated January 27, 1999 (HCAR No. 26969) and October 15, 1999 (HCAR No. 27090), the Commission granted New England Electric System ("NEES") authority to form one or more special-purpose real estate subsidiaries to (1) acquire or lease any interest in real estate for associate company use,


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

(2) lease, sell or otherwise dispose of unused or unneeded real estate within the system to associate or nonassociate companies, and (3) manage such real estate for future sale or use. NEES was permitted to capitalize such real estate subsidiaries in an aggregate amount not exceeding $50 million. Further, by Order dated May 24, 2001 (HCAR No. 27406), the Commission granted Dominion Resources, Inc. ("DRI") and its subsidiaries authority to lease, sell or otherwise grant third persons access to or rights in excess or unwanted real estate, and to either designate an existing nonutility subsidiary or form one or more new subsidiaries to centralize the real estate activities of the DRI system. Such subsidiaries were authorized to (1) act as agents for DRI system companies in these activities, (2) manage the real estate portfolio of DRI system companies,
(3) market excess or unwanted real estate, and (4) facilitate the exploitation of resources on or in DRI system real estate. 5

         In addition to the authorization of these special-purpose real estate subsidiaries, other programs involving the development and disposition of unused utility-owned real estate to nonaffiliated third parties (including office and warehouse space, and other improved and unimproved land) have been found to meet the standards of the Act in the past.6 Finally, the Commission has previously authorized passive investment in nonassociate third-party real estate development entities by holding companies and subsidiaries.7

         Alabama Power requests authority to make additional capital contributions and open account advances to Alabama Property in an aggregate amount not to exceed $50 million. Georgia Power requests authority to make


__________________________

5 See also PowerGen plc, HCAR No. 27291 (December 6, 2000); New Century Energies, Inc., HCAR No. 26748 (August 1, 1997); American Gas and Electric Company, HCAR No. 6333 (December 28, 1945) (in which it was noted that a special-purpose real estate subsidiary provides flexibility in the purchase and disposition of real estate and helps to avoid the complex provisions of operating company mortgages).

6 See Connectiv, Inc., HCAR No. 26832 (February 25, 1998); Central Power and Light Company, HCAR No. 26408 (November 13, 1995); Southwestern Electric Power Company, HCAR No. 26705 (April 15, 1997). When the Commission authorized PFC to acquire land for the construction of the Georgia Power office complex in downtown Atlanta in 1978, it granted advance permission for portions of the ground floor otherwise unused by Georgia Power to be leased to retail lessees and authorized a projected future transfer of the complex to a developer or other outside owner. Georgia Power Company, HCAR No. 20503 (April 14, 1978).

7 See, e.g., Ameren Corp., HCAR Nos. 27421 (June 28, 2001) and 26809 (December 30, 1997); Alliant Energy Corporation, HCAR No. 27418 (June 11, 2001); WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998); CP&L Energy, HCAR No. 27284 (November 27, 2000); NiSource Inc., HCAR No. 27263 (October 30, 2000).


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additional capital contributions and open account advances to PFC in an aggregate amount not to exceed $50 million. Gulf Power and Mississippi Power each request authority to capitalize its to-be-formed special purpose real estate subsidiary with capital contributions and open account advances in an aggregate amount not to exceed $10 million.

Item 2.  Fees, Commissions and Expenses.

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated as follows:

         Legal fees.................................$ 20,000
         Miscellaneous..............................  10,000
                                                    --------
                  Total.............................$ 30,000
                                                    ========

Item 3.  Applicable Statutory Provisions.

         Applicants believe that the proposed issue and sale of the securities of the new real estate subsidiaries of Gulf Power and Mississippi Power is subject to Sections 6(a) and 7 of the Act, and the proposed investment by Gulf Power and Mississippi Power in the equity securities of these new subsidiaries is subject to Sections 9(a) and 10 of the Act.

         To the extent that the acquisition of real estate is an acquisition of an interest in another business, Applicants believe that Sections 9(a) and 10 of the Act apply.

         Applicants believe that Property Company contributions of Surplus Property to nonassociate real estate development entities in return for passive equity interests in such entities are subject to Sections 9(a) and 10 of the Act. In addition, Applicants believe that limiting such equity interest to include no more than 5% of the outstanding voting securities of any single nonassociate entity is necessary to avoid the provisions of Sections 2(a)(11), 9(a)(2) and 12(g).

         To the extent that the Property Companies acquire any evidence of indebtedness from a nonaffiliate or nonassociate that is executed in connection with the sale of real property other than utility assets in the ordinary course


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

of Property Companies' business, Applicants believe that Rule 40(a)(4) exempts such transaction from Section 9(a) of the Act.

         Applicants believe that any capital contributions or open account advances to the Property Companies are subject to Section 12(b) of the Act but exempted by Rule 45(b)(4) thereunder.

         Applicants believe that real estate services and transactions among the Property Companies and other associate companies may be subject to Sections 12(f) and 13 of the Act and Rules 87, 90 and 91 thereunder.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application that does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all the conditions of Rule 53(a). At September 30, 2001, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $22.3 million, or 0.5% of Southern's "consolidated retained earnings," also defined in Rule 53(a)(1), as of September 30, 2001 ($4.6 billion).8


__________________________

8 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the spin-off is Southern Company--Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $394.4 million as of September 30, 2001.


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

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

Item 4.  Regulatory Approval.

         No action by any state or federal commission (other than the Commission) is necessary to carry out the proposed transactions.

Item 5.           Procedure.

         Applicants request that the Commission take action with respect to this Application/Declaration without a hearing and that the Commission's order herein be issued as soon as the rules will allow.

         Applicants submit that a recommended decision by a hearing officer or any other responsible officer of the Commission is not needed with respect to the proposed transaction. The applicants hereby consent that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby. Applicants request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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



Item 6.  Exhibits and Financial Statements.

          The following exhibits and financial statements are filed as a part of this Application/Declaration:

         (a)      Exhibits.

                  A      - Constituent instruments of Gulf Power and
                           Mississippi Power Property Companies. (To be filed by amendment.)

                  B      - None

                  C      - None

                  D      - None

                  E      - None

                  F      - Opinions of Counsel

                           F-1 Opinion of Balch & Bingham LLP, counsel to Alabama Power, Alabama Property and Mississippi Power. (To be filed by amendment.)

                           F-2 Opinion of Troutman Sanders LLP, counsel to Georgia Power and PFC. (To be filed by amendment.)

                           F-3 Opinion of Beggs & Lane, counsel to Gulf Power. (To be filed by amendment.)

                  G      - None

                  H      - Proposed Form of Notice

         (b)      Financial Statements.

         No financial statements are filed herewith since the financial condition of the Applicants is not material to the proposed transactions.


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Item 7.  Information as to Environmental Effects.

         The issuance of an order by the Commission with respect to the subject transactions is not a major federal action significantly affecting the quality of the human environment.

         No federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.



















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


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:   February 28, 2002

                                     ALABAMA POWER COMPANY

                                     By:  /s/Wayne Boston
                                     Wayne Boston, Assistant Secretary


                                     ALABAMA PROPERTY COMPANY

                                     By:  /s/Wayne Boston
                                     Wayne Boston, Assistant Secretary


                                     GEORGIA POWER COMPANY

                                     By:  /s/Wayne Boston
                                     Wayne Boston, Assistant Secretary


                                     PIEDMONT-FORREST CORPORATION

                                     By:  /s/Wayne Boston
                                     Wayne Boston, Assistant Secretary


                                     GULF POWER COMPANY

                                     By:  /s/Wayne Boston
                                     Wayne Boston, Assistant Secretary


                                     MISSISSIPPI POWER COMPANY

                                     By:  /s/Wayne Boston
                                     Wayne Boston, Assistant Secretary


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